Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-53046 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 21, 2016, with respect to the statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule of assets for investment purposes as of December 31, 2015 and schedule of reportable transactions for the year ended December 31, 2015, which reports appear in the December 31, 2015 Annual Report on Form 11-K of the Plan.

/s/ Johnson Lambert LLP

Falls Church, Virginia

June 21, 2016